Exhibit 99.1

NEWS RELEASE

Endeavour Silver Options La Presidenta Silver Property in Chile

Vancouver, Canada – September 6, 2011 - Endeavour Silver Corp. (TSX:EDR) (NYSE:EXK) (FRANKFURT:EJD) announces that it has acquired an option to purchase the La Presidenta silver property in the Copiapo region of northern Chile.  La Presidenta has a history of small scale silver mining and appears to be prospective for the discovery of bulk tonnage, low grade silver mineralization.

This 1,700 hectare (4,200 acre) property is located approximately 50 kilometers (km) southeast of the city of Copiapo in gentle terrain at an elevation of 1800 meters (m) above sea level, and is readily accessible from Copiapo in less than a one hour drive on paved and gravel roads.  La Presidenta also enjoys excellent infrastructure, being located within 10 km of the Copiapo River and the state power grid.

Silver was mined historically on a small scale (est. 50,000 tonnes) from several shallow pits and underground stopes along a 400 m long by 10 to 30 m thick, shallow dipping “manto” structure within a 30 to 70 m thick oxidized alteration zone.  The host rocks are late Cretaceous to early Tertiary porphyritic diorites and andesites of the La Presidenta stock located along the northern margin of the Lomas Bayas volcanic caldera.

Mine samples of the silver mineralization historically graded from 20 to 200 grams per tonne (gpt) and reportedly averaged about 100 gpt in the form of native silver, argentiferous hematite and chlorargyrite.  Silver is associated with iron oxides, calcite and quartz within breccias, stockworks and fracture zones surrounded by argillic-sericitic alteration and a propyllitic halo in the host diorites and andesites.

During a site visit, Endeavour geologists collected 15 rock chip samples that assayed from 2 to 194 gpt silver.  They also identified several steep dipping “feeder” structures that do not appear to have been previously recognized or mined.  Both the manto and the feeder zones trend beneath the locally thin but widespread gravel cover and so appear to be open along strike and down dip.

More information about La Presidenta can be viewed at:
http://www.edrsilver.com/s/La-Presidenta-Chile.asp

Endeavour can acquire a 100% interest in La Presidenta for cash payments totaling US$400,000 over a three year period followed by a final cash payment ranging from $0.15 to $0.25 per ounce of silver equivalent reserves and resources (with gold as the only equivalent) as estimated in an independent NI 43-101 report on the property.

A Phase 1, 15 hole, 3,500 meter reverse circulation drill program is now underway to test the historic mineralized manto area on the property along strike and down dip.

Barry Devlin, Vice President Exploration for Endeavour, commented: “La Presidenta represents not only an exciting early-stage opportunity, it is also the first silver exploration project for Endeavour outside of Mexico and is our first bulk tonnage, low grade silver prospect. We think the silver mining potential of northern Chile is significantly under-explored and we are actively pursuing the acquisition of other interesting bulk tonnage silver prospects near La Presidenta at this time.”

Barry Devlin, M.Sc., P.Geo. Vice President, Exploration is the Qualified Person who reviewed the historic technical information for this news release and supervised the site visit and rock sampling of the

La Presidenta property.  A Quality Control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results.  All samples were shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis.  Gold and silver are determined by fire assay with an atomic absorption (AA) finish and other elements are determined by AA.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
Chairman and CEO

About Endeavour Silver Corp. – Endeavour Silver is a mid-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted six consecutive years of growing silver production, reserves and resources. The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition and exploration programs should help Endeavour achieve its goal to become the next premier mid-tier silver mining company.

Contact Information - For more information, please contact Hugh Clarke Toll free at 877-685-9775, or tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com, website, www.edrsilver.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2011 and the timing and results of exploration drill programs. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico and Chile; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.